UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)
BROADCOM CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

111320107
(CUSIP Number of Class of Securities) (Underlying Common Stock)

David A. Dull, Esq.
Senior Vice President, Business Affairs, General Counsel and Secretary
Broadcom Corporation
5300 California Avenue
Irvine, California 92617-3038
(949) 926-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
S. James DiBernardo, Esq.
Jill Mather Bartow, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$182,030,124.00	$5,588.33***

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 7,817,941 shares of Class A common stock of Broadcom Corporation will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

ITEM 4. TERMS OF THE TRANSACTION
SIGNATURE

Introductory Statement
     This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Broadcom Corporation (“Broadcom”) with the Securities and Exchange Commission (the “SEC”) on March 21, 2007, as subsequently amended by Amendment No. 1 filed with the SEC on April 6, 2007, Amendment No. 2 filed with the SEC on April 9, 2007 and Amendment No. 3 filed with the SEC on April 13, 2007, and is the final amendment relating to the offer to amend or replace certain outstanding options described in the Schedule TO, as amended. The purpose of this Amendment No. 4 is to report the results of the Offer to Amend or Replace Eligible Options (the “Offer”).
ITEM 4. TERMS OF THE TRANSACTION
Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:
     The Offer expired at 6:00 p.m. Pacific Time on April 20, 2007. Pursuant to the Offer, Broadcom Corporation has amended outstanding Eligible Options covering approximately 7.76 million shares of Broadcom Class A common stock to increase the exercise price of each such option to the lower of (i) the fair market value per share of Broadcom Class A common stock on the revised measurement date determined for that option for financial accounting purposes or (ii) $32.94, the closing selling price per share of such common stock on the April 23, 2007 amendment date. In addition, the participants whose Eligible Options have been so amended are now eligible for special cash payments in a total amount of up to approximately $29.23 million to compensate them for the higher exercise prices per share in effect for their amended options.
     In addition, Broadcom canceled tendered Eligible Options covering a total of 3,706 shares of its Class A common stock because the adjusted exercise price would have been the same or lower than the exercise prices in effect for those options prior to the amendment. In replacement of each such canceled option, Broadcom immediately granted a New Option that is exactly the same as the tendered Eligible Option, with the same exercise price per share, vesting schedule and expiration date, but with a new grant date of April 23, 2007.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

Broadcom Corporation

By:	/s/ David A. Dull

David A. Dull, Esq.
Senior Vice President, Business Affairs, General Counsel & Secretary

Date:	April 24, 2007